September 26, 2008	TSX Trading Symbol: HNC

Hard Creek Nickel Feature Re-Airing on
Global Television and Citytv: September 27 & 28, 2008

In case you missed the first TV run of the Hard Creek Nickel corporate video feature on Global Television & Citytv, this segment will be re-aired on Mining Television on the weekend of September 27 & 28th.

Please review the TV schedule below for the listing in your province and area. For those unable to view the Mining Industry Television National feature on Hard Creek Nickel Corporation's "Advancing the Turnagain Nickel Project", it will be available for download and viewing from the Hard Creek Nickel website.

Mining Industry TV National timeslots:

Vancouver	Saturday	11:00am	GLOBAL VANCOUVER
Calgary	Sunday	12:30 pm	GLOBAL CALGARY
Edmonton	Sunday	12:30 pm	GLOBAL EDMONTON
Ontario	Saturday	12:00 pm	GLOBAL ONTARIO
Quebec	Saturday	12:00 pm	GLOBAL QUEBEC
Regina	Saturday	12:00 pm	GLOBAL REGINA
Saskatoon	Saturday	12:00 pm	GLOBAL SASKATOON
Manitoba	Saturday	12:00 pm	GLOBAL MANITOBA
Maritimes	Saturday	1:00 pm	GLOBAL MARITIMES
Las Vegas	Wednesday	6:00 pm	COX 48 LAS VEGAS

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

This news release may contain forward looking statements, being statements which are not historical facts, including, without limitation, statements regarding potential mineralization, exploration results, resource or reserve estimates, anticipated production or results, sales, revenues, costs, “best efforts” financings or discussions of future plans and objectives. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results to differ materially from the Company’s expectations are in Company documents filed from time to time with the Toronto Stock Exchange and provincial securities regulations, most of which are available at www.sedar.com. The Company disclaims any intention or obligation to revise or update such statements.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com